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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Investment Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 11 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake (312) 461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Investment Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L ENG
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 09, 2019

Stephanie Lake
Signature

Chief Financial Officer
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO INVESTMENT DISTRIBUTORS LLC

(A wholly owned subsidiary of BMO Financial Corporation)

December 31, 2017

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Investment Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Investment Distributors, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 26, 2018

BMO INVESTMENT DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of BMO Financial Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets		
Cash and cash equivalents	$	632,535
Investment securities, at fair value		7,967,935
Accounts receivable from affiliate		159,030
Deferred tax asset, net		232,357
Prepaid expenses		177,723
Current tax receivable		55,050
Other assets		10,539
Total Assets	$	9,235,169
Liabilities		
Accounts payable to affiliates	$	298,402
Accrued compensation and related benefits		1,368,628
Accounts payable and accrued expenses		518,810
Total Liabilities	$	2,185,840
Member's Capital		
Additional paid-in capital	$	10,110,000
Accumulated deficit		(3,060,671)
Total Member's Capital	$	7,049,329
Total Liabilities and Member's Capital	$	9,235,169

The accompanying notes are an integral part of these financial statements.

(Continued)

1. Organization and Description of Business

BMO Investment Distributors, LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of BMO Financial Corp. ("BFC" or the "Parent"), a Delaware corporation, which is a wholly owned subsidiary of Bank of Montreal ("BMO").

The Company was formed on October 4, 2007 and is organized as a Wisconsin limited liability company. The Company acts as a mutual fund distributor to the BMO Mutual Funds ("BMO Funds"). On May 27, 2014, the firm filed a Continuing Member Application (the "Application") with FINRA pursuant to NASD Rule 1017 requesting a material change in business operations which was granted on November 21, 2014.

The Application allowed for the Company to expand its business through increasing the number of associated persons and offices, establishing a networking agreement with its affiliate BMO Harris Bank, N.A. ("BHB", or the "Bank"), referring private placement investment products, and providing retirement planning education to plans and plan participants.

2. Summary of Significant Accounting Policies

Basis of accounting

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents funds held in the Company's bank account for firm operating activities. As of December 31, 2017, $632,535 was deposited in a BMO affiliated demand deposit account.

Investment securities

Investment securities consist of U.S. treasury bills recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940, "*Financial Services – Brokers and Dealers*".

Income taxes

The Company is included in the consolidated tax returns of BFC, which files its income tax returns in the U.S. and various state jurisdictions. Under terms of the tax-sharing agreement with BFC, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to BFC based upon its current tax liability or benefit.

FASB ASC Topic 740, "*Income Taxes*", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

(Continued)

3. Fair Value Measurements

FASB ASC 820, "*Fair Value Measurement*", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with FASB ASC 820.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 - Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2017, the Company's investment securities measured at fair value consisted of the following:

	Level 1	Level 2	Level 3	Total at Fair Value
Investment securities, at fair value	$ 7,967,935	$ —	$ —	$ 7,967,935
Total	$ 7,967,935	$ —	$ —	$ 7,967,935

The fair value of government issued or guaranteed debt securities in active markets is determined by reference to recent transaction prices, broker quotes or third-party vendor prices.

4. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, at December 31, 2017 are presented below:

Deferred tax assets:		
Deferred compensation	$	127,523
Federal tax loss carryforward		4,200
State tax loss carryforward		9,116
Employee benefit plans		78,673
Other		21,132
Gross deferred tax assets	$	240,644
Valuation allowance		(8,213)
Deferred tax assets, net of valuation allowance	$	232,431
Deferred tax liabilities:		
Depreciation	$	(74)
Gross deferred tax liabilities	$	(74)
Net deferred tax assets	$	232,357

A valuation allowance of $8,213 exists at December 31, 2017 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. The valuation allowance decreased by $2,959 in 2017 as the valuation allowance on certain Illinois deferred tax assets was released based upon management's reassessment of the consolidated group's future earnings. Based on available tax planning strategies and expectations as to future taxable income, management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state tax loss carryforwards, is more likely than not at December 31, 2017.

Federal tax loss carryforwards at December 31, 2017 of approximately $20,000 will expire in the year 2034.

State tax loss carryforwards at December 31, 2017 of approximately $216,219 will expire in varying amounts in the years 2024 through 2037.

On December 22, 2017, The Tax Cuts and Jobs Act of 2017 was signed into law, or enacted. This legislation reduced the corporate federal tax rate from 35% to 21% effective January 1, 2018. Under ASC 740, the impact of a change in tax law and/or tax rates is required to be recognized in the period of enactment. As such, the Company's federal deferred tax assets and liabilities were revalued to reflect the new federal tax rate.

At December 31, 2017, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest were recognized by the Company during 2017.

As of December 31, 2017, no audits are currently in process that would have a material impact on the Company's effective tax rate.

The Company is no longer subject to federal, state, or local tax audits for the years prior to 2011.

5. Related-Party Transactions

The Company maintains its cash balances at the Bank. As of December 31, 2017, the cash balance was $632,535. Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions are conducted with an affiliate of the Parent and related custodial services for these investments are with the Bank.

The Company provides distribution and sales services related to the BMO Funds under agreements with BMO Asset Management Corp., the BMO Funds advisor. At December 31, 2017, accounts receivable from affiliate is $159,030 which represents costs incurred on behalf of BMO Asset Management Corp and fees receivable.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2017, the payable to affiliates is $298,402 which represents $271,735 in expenses payable to the Bank, and $26,667 in expenses payable to affiliate BMO Harris Financial Advisors, Inc.

6. Employee Benefit Plans

The Parent's U.S. eligible employees participate in retirement plans sponsored by BHB, a wholly owned subsidiary of the Parent. The Parent has grown over time and plan participants also include employees of The Parent's subsidiaries and the BMO U.S. Branch. To better align plan sponsorship with plan participants and the corporate structure, plan sponsorship was moved from BHB to the Parent effective January 1, 2017. The change does not affect the benefits that the participants have earned under the plans nor does it affect the security of the plan assets that are held in trust.

The Company is a participating entity in a noncontributory defined-benefit pension plan sponsored by BHB. The plan covers virtually all the Company's employees at December 31, 2017 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

On March 1, 2016, the Parent announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The pension plan was amended effective April 1, 2016 to reflect the changes. In accordance with FASB ASU 2015-04, *"Compensation – Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets,"* the benefit obligation and plan assets were remeasured as of March 31, 2016. There was no material impact to the Company's financial position as a result of adopting this FASB ASU.

The Company records liabilities related to its participation in the pension and supplemental unfunded retirement plans in the Statement of Financial Condition. At December 31, 2017 the pension plan and supplemental unfunded retirement plan liabilities of the Company were $195,712 and $120,280, respectively.

The Company participates in a 401(k) defined-contribution plan sponsored by BHB that is available to virtually all the Company's employees at December 31, 2017. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, the Parent introduced an automatic employer core contribution to the 401 (k) savings plan that begins immediately for employees hired on or after April 1, 2016 and began March 1, 2017 for employees hired prior to April 1, 2016.

The Parent also introduced a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans. The plan is effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

(Continued)

7. Net Capital and Other Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2017, the Company's net capital of $6,389,760 was in excess of the minimum requirement by $6,244,037.

8. Subsequent Events

The Company performed an evaluation of subsequent events through February 26, 2018, the date these financial statements were available, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2017.